

A&F
3-18-02

02019386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 5 2002

SEC FILE NUMBER
8-49036

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01 01 2001___ AND ENDING ___12 31 2001___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Dale Edward Kleinser / DBA /*

FCS Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 E 90 ST STE 8C

(No. and Street)

NEW YORK   NY   10128-5175

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DALE KLEINSER   212-722-1325

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name — if individual, state last, first, middle name)

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, <u>Dale E. Kleinser</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>FCS Securities</u>, as of <u>December 31</u>, <u>2001</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<u>Dale E. Kleinser</u>
Signature

<u>Sole Proprietor</u>
Title

<u>Gladys E. Lajes</u>
Notary Public

GLADYS E. LAJES
Notary Public, State Of New York
No. 01LA6010408
Qualified In Manhattan County
Commission Expires July 20, 2002

This report** contains (check all applicable boxes)

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FCS SECURITIES

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2001

ASSETS

CURRENT ASSETS
 Cash - money market (see note 1) $10,257

LIABILITIES AND STOCKHOLDERS' EQUITY

TOTAL LIABILITIES $ -

TOTAL OWNER'S EQUITY   10,257

TOTAL LIABILITIES AND OWNER'S EQUITY $10,257

FCS SECURITIES

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES This summary of
significant accounting policies of FCS Securities (the "Company"), is
presented to assist in understanding the Company's financial
statements. The financial statements and notes are representations of
the Company's owner, who is responsible for their integrity and
objectivity. These accounting policies conform to generally accepted
accounting principles and have been consistently applied in the
preparation of the financial statements. The preparation of the
financial statements in conformity with generally accepted accounting
principles requires ownership to make estimates and assumptions that
affect the reported amounts of assets and liabilities and disclosure of
contingent assets and liabilities at the date of the financial
statements and the reported amounts of revenues and expenses during the
reporting period. Actual results could differ from those estimates.